FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 99.1 is the underwriting agreement relating to an underwritten public offering of Diana Shipping Inc.'s (the "Company") common stock being offered by the Company and certain of its selling stockholders (the "Offering"), which is incorporated by reference into the Company's Registration Statement on Form F-3 filed on December 13, 2006 (file no. 333-139306) as Exhibit 1.1 thereunder.

     Attached to this Report on Form 6-K as Exhibit 99.2 is a press release issued by the Company on March 29, 2007 announcing the pricing of the Offering.

     Attached to this Report on Form 6-K as Exhibit 99.3 is a schedule of the expenses relating to the Offering.

                                                                    Exhibit 99.1



                                                                 EXECUTION COPY
================================================================================


                               DIANA SHIPPING INC.



                        10,500,000 Shares of Common Stock



                             UNDERWRITING AGREEMENT



                              Dated: March 28, 2007


================================================================================

                                TABLE OF CONTENTS

                                                                        Page


1. Representations and Warranties of the Company, the Management
   Selling Stockholders and the Principal.................................1


2. Additional Representations and Warranties of the Management
   Selling Stockholders and the Principal................................14


3. Representations and Warranties of the Additional Selling Stockholder..17


4. Purchase, Sale and Delivery of the Shares.............................21


5. Offering..............................................................23


6. Certain Covenants of the Parties......................................24


7. Payment of Expenses...................................................30


8. Conditions of Underwriters' Obligations...............................31


9. Indemnification.......................................................35


10.Contribution..........................................................38


11.Underwriter Default...................................................40


12.Company or Selling Stockholders' Default..............................40


13.Survival of Representations and Agreements............................41


14.Effective Date of Agreement; Termination..............................42


15.Notices...............................................................42


16.Parties...............................................................43


17.Governing Law and Jurisdiction; Waiver of Jury Trial..................43


18.Acknowledgement of Information Provided...............................43


19.Counterparts..........................................................44


20.Amendments or Waivers.................................................44


21.Headings..............................................................44


22.Time is of the Essence................................................44


SCHEDULES

Schedule I - Underwriters................................................Sch I-1
Schedule II - Management Selling Stockholders...........................Sch II-1
Schedule III - Additional Selling Stockholder..........................Sch III-1
Schedule IV - Subsidiaries..............................................Sch IV-1
Schedule V - Persons Subject to Lock-up..................................Sch V-1
Schedule VI - Issuer Free Writing Prospectuses..........................Sch VI-1


ANNEXES

Annex I -    Form of Opinion of U.S. Counsel to the Company, the
             Management Selling Stockholders and the
             Principal ....................................................A-I-1
Annex II -   Form of Reliance Letter of the Company's
             U.S. Tax Counsel.............................................A-II-1
Annex III -  Form of Opinion of the Company's Marshall Islands Counsel...A-III-1
Annex IV -   Form of Opinion of the Company's Panamanian Counsel and
             Counsel to Corozal Compania Naviera S.A..................... A-IV-1
Annex V -    Form of Opinion of the Company's Greek Counsel................A-V-1
Annex VI -   Form of Opinion of the Company's Bahamas Counsel.............A-VI-1
Annex VII -  Form of Opinion of the Company's Special Marshall Islands
            Counsel......................................................A-VII-1
Annex VIII - Form of Opinion of the Additional Selling Stockholder's
             Bahamian Counsel...........................................A-VIII-1
Annex IX -   Form of Opinion of the Additional Selling Stockholder's
             U.S. Counsel.................................................A-IX-1
Annex X -    Form of Opinion of Liberian Counsel to Ironwood
             Trading Corp..................................................A-X-1
Annex XI -   Form of Lock-Up Agreement....................................A-XI-l
EXHIBITS

Exhibit I -  Form of Custody Agreement...................................E - I-1
Exhibit II - Form of Power of Attorney..................................E - II-1

                               DIANA SHIPPING INC.


                             UNDERWRITING AGREEMENT


                                                                 March 28, 2007

J.P. MORGAN SECURITIES INC.
WACHOVIA CAPITAL MARKETS, LLC

c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172

     and

c/o Wachovia Capital Markets, LLC
375 Park Avenue
New York, New York 10152

Ladies and Gentlemen:

     Diana Shipping Inc., a corporation existing under the laws of the Republic of the Marshall Islands (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in
Schedule I hereto (collectively, the "Underwriters," which term shall also include any underwriter substituted as hereinafter provided in Section 11 hereof), for whom J.P. Morgan Securities Inc. and Wachovia Capital Markets LLC are acting as representatives (the "Representatives"), an aggregate of 8,250,000 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and, at the option of the Underwriters, up to an additional 1,575,000 shares of the Common Stock, and the stockholders of the Company named in
Schedule II hereto (the "Management Selling Stockholders") and the stockholder of the Company named in Schedule III hereto (the "Additional Selling Stockholder" and, together with the Management Selling Stockholders, the "Selling Stockholders") propose, subject to the terms and conditions stated herein, to sell to the Underwriters an aggregate of 2,250,000 shares of Common Stock. The aggregate 10,500,000 of Common Shares to be sold by the Company and the Selling Stockholders is herein called the "Firm Shares" and the aggregate of 1,575,000 additional Common Shares to be sold by the Company is herein called the "Additional Shares." The Firm Shares and the Additional Shares are herein referred to as the "Shares." The Shares are more fully described in the Registration Statement and Prospectus referred to below. The offering and sale of the Shares contemplated hereby is referred to herein as the "Offering."

     The Management Selling Stockholders are directly or indirectly owned by Mr. Simeon Palios (the "Principal") and the Principal has joined this Agreement for the purposes indicated herein.

     1. Representations and Warranties of the Company, the Management Selling Stockholders and the Principal. The Company, each Management Selling Stockholder and the Principal jointly and severally represent and warrant to, and agree with, each of the Underwriters that:

          (a) The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares on Form F-3 (No. 333-139306) (the "Initial Registration Statement"); and such Initial Registration Statement, and any post-effective amendment thereto, each in the form previously delivered to the Representatives, have been declared effective by the Commission, in such form. Other than a registration statement, if any, increasing the size of the Offering (a "Rule 462(b) Registration Statement") filed pursuant to Rule 462(b) under the Securities Act, which will become effective upon filing, no other document with respect to the Initial Registration Statement has heretofore been filed with the Commission. The various parts of the Initial Registration Statement and the 462(b) Registration Statement, if any, including all exhibits thereto and including (i) the information contained in the form of final prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with
Section 6(a) hereof and deemed by virtue of Rule 430A, 430B or 430C under the Securities Act to be part of the Initial Registration Statement at the time it became effective under the Securities Act with respect to the Underwriters and
(ii) the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Registration Statement became or hereafter becomes effective under the Securities Act with respect to the Underwriters, each as amended at the time such part of the Initial Registration Statement or Rule 462(b) Registration Statement, if any, became or hereafter becomes effective under the Securities Act with respect to the Underwriters, are hereafter collectively referred to as the "Registration Statement." Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the effective date of the Initial Registration Statement that is incorporated by reference therein. No stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission.

     The final prospectus supplement relating to the Shares, in the form first filed with the Commission pursuant to Rule 424(b) under the Securities Act, is hereafter referred to as the "Prospectus." Any preliminary prospectus supplement relating to the Shares included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424 under the Securities Act is hereafter referred to as a "Preliminary Prospectus"; and the Preliminary Prospectus relating to the Shares, as amended or supplemented immediately prior to the Applicable Time (as defined below), is hereafter referred to as the "Pricing Prospectus." Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an "Issuer Free Writing Prospectus"; and the Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, attached and listed in Schedule VI hereto, taken together, are hereafter referred to collectively as the "Pricing Disclosure Package." Any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 that were filed under the Exchange Act on or before the date of such Preliminary Prospectus or Prospectus, as the case may be, and expressly incorporated by reference therein; and any reference herein to any "amendment" or "supplement" to any Preliminary
Prospectus or the Prospectus shall be deemed to refer to and include (i) the filing of any document under the Exchange Act after the date of such Preliminary Prospectus or Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such "amendment" or "supplement" so filed.

     The Company was not an "ineligible issuer" (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the offering of the Shares contemplated hereby.

     All references in this Agreement to the Registration Statement, the Rule 462(b) Registration Statement, any Preliminary Prospectus, Issuer Free Writing Prospectus or the Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") as superseded by a subsequent filing, if applicable.

          (b) The Registration Statement complies, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will comply, in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment thereof or supplement thereto and as of the Closing Date (as hereinafter defined) and any Additional Closing Date (as hereinafter defined), if any, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 18 hereof.

          (c) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Preliminary Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter consists solely of the material referred to in Section 18 hereof.

          (d) For purposes of this Agreement, the "Applicable Time" is 6:00 P.M. (New York City time) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any (each as hereinafter defined), will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus, and each Issuer Free Writing Prospectus listed in Schedule VI hereto, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation and warranty is made in this Section 1(d) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein. The parties hereto agree that such information provided by on behalf of any Underwriter consists solely of the material referred to in Section 18 hereof.

          (e) Ernst & Young (Hellas) Certified Auditor Accountants S.A., who have certified the financial statements included or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus, are an independent registered public accounting firm as required by the Securities Act, the Exchange Act and the Rules and Regulations.

          (f) Subsequent to the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, except as disclosed in the Pricing Prospectus, the Company has not declared, paid or made any dividends or other distributions of any kind on or in respect of its capital stock and there has been no material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (i) the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and each subsidiary of the Company listed in Schedule IV hereto (the "Subsidiaries" and each, a "Subsidiary"), individually or taken as a whole; (ii) the long-term debt or capital stock of the Company or any of its Subsidiaries; or (iii) the Offering or the consummation of any other transaction contemplated by this Agreement, the Registration Statement or the Prospectus (a "Material Adverse Change"). Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, individually or taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement and the Pricing Prospectus.

          (g) The authorized, issued and outstanding capital stock of the Company is as set forth in the Pricing Prospectus in the column headed "Actual," the column headed "As Adjusted" and, after giving effect to the sale of Firm Shares, the column headed "As Further Adjusted" under the caption "Capitalization." All of the issued and outstanding shares of capital stock of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign securities laws and not in violation of or subject to any preemptive or similar right that does or will entitle any person, upon the issuance or sale of any security, to acquire from the Company, any Subsidiary or any of the Selling Stockholders any Common Stock or other security of the Company or any of its subsidiaries or any security convertible into, or exercisable or exchangeable for, Common Stock or any other such security (any "Relevant Security"), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.

          (h) The Shares to be delivered on the Closing Date and the Additional Closing Date, if any, by the Company will be, as of such date, duly and validly issued, fully paid and non-assessable, and issued in compliance with all applicable state, federal and foreign securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company, any Subsidiary or any of the Selling Stockholders upon a sale of Shares in the Offering. The Shares to be delivered on the Closing Date by the Selling Stockholders have been duly and validly issued, are fully paid and non-assessable, and have been issued in compliance with all applicable state, federal and foreign securities laws and have not been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company, any Subsidiary or any of the Selling Stockholders upon a sale of Shares in the Offering. The Common Stock and the Shares conform in all material respects to the descriptions thereof contained in the Registration Statement and the Pricing Prospectus. Except as disclosed in the Pricing Prospectus, the Company does not have outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.

          (i) The Subsidiaries are the only "subsidiaries" of the Company (within the meaning of Rule 405 under the Securities Act). Each of the Company and each Subsidiary has been duly organized and validly exists as a corporation in good standing under the laws of its jurisdiction of organization. The Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its properties (owned leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a material adverse effect on (i) the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole; or (ii) the long term debt or capital stock; or (iii) the ability of the Company or any of its Subsidiaries to consummate the Offering or any other transaction contemplated by this Agreement or the Pricing Prospectus (a "Material Adverse Effect").

          (j) Except for the Subsidiaries, the Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity. All of the issued shares of capital stock of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectus) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any "Lien").

          (k) Each of the Company and the Subsidiaries has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, certifications, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, foreign and domestic (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement and the Pricing Prospectus, except for those failures to have Consents which (individually and in the aggregate) would not have a Material Adverse Effect. Each such Consent is valid and in full force and effect, and neither the Company nor any Subsidiary has received notice of any investigation or proceedings which results in or, if decided adversely to the Company or any Subsidiary, would result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent. No Consent contains a materially burdensome restriction not adequately disclosed in the Registration Statement and the Pricing Prospectus.

          (l) The Company has full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus. This Agreement and the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus have been duly and validly authorized by the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (m) The execution, delivery, and performance of this Agreement and consummation of the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus, including the sale of the Shares, do not and will not (i) conflict with, require consent under or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, articles of domestication or other organizational documents of the Company or any Subsidiary or (iii) violate or conflict with any applicable law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, domestic or foreign, except (in the case of clauses (i) and (iii) above) as would not have a Material Adverse Effect.

          (n) No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus, including the sale and delivery of the Shares, except the registration under the Securities Act of the Shares and such Consents as may be required (i) under state securities rules or blue sky laws, (ii) under the by-laws and rules of the National Association of Securities Dealers, Inc. (the "NASD") or NASD Regulation, Inc. in connection with the purchase and distribution of the Shares by the Underwriters, each of which has been obtained and is in full force and effect.

          (o) Except as disclosed in the Registration Statement and the Pricing Prospectus, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, domestic or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which (individually or in the aggregate), if determined adversely to the Company or any Subsidiary, would have a Material Adverse Effect; to the best of the Company's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary would not have a Material Adverse Effect.

          (p) No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in the Republic of Panama, the Republic of Greece or any other jurisdiction in which the Company is subject to taxation or any political subdivision thereof or any authority having power to tax, in connection with the execution, delivery or performance of this Agreement by the Company or the sale or delivery to the Underwriters of the Firm Shares and Additional Shares, if any, by the Company or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement, the Pricing Prospectus and the Prospectus.

          (q) The financial statements and pro forma data, including the notes thereto, and the supporting schedules included or incorporated by reference in the Registration Statement and the Pricing Prospectus present fairly the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its Subsidiaries; except as otherwise stated in the Registration Statement and the Pricing Prospectus, said financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved; and the supporting schedules included in the Registration Statement and the Pricing Prospectus present fairly the information required to be stated therein. No other financial statements or supporting schedules are required to be included in the Registration Statement or the Pricing Prospectus by the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information, including pro forma and as adjusted financial information, included or incorporated by reference in the Registration Statement and the Pricing Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement and the Pricing Prospectus and the books and records of the respective entities presented therein. The assumptions used in preparing the pro forma and as adjusted financial information included in the Registration Statement and the Pricing Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein; the related adjustments made in the preparation of such pro forma and as adjusted financial information give appropriate effect to those assumptions; and such pro forma and as adjusted financial information reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

          (r) There are no pro forma or as adjusted financial statements that are required to be included or incorporated by reference in the Registration Statement and the Pricing Prospectus in accordance with Regulation S-X of the Exchange Act which have not been included as so required.

          (s) The statistical, industry-related and market-related data included or incorporated by reference into the Registration Statement and the Pricing Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

          (t) The Common Stock has been registered pursuant to Section 12(b) of the Exchange Act. The outstanding shares of Common Stock are listed on the New York Stock Exchange (the "NYSE") and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

          (u) The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that
(i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (v) Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

          (w) Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities that could be "integrated" (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement. Except as disclosed in the Registration Statement and the Prospectus, neither the Company nor any of its affiliates has sold or issued any Relevant Security during the six-month period preceding the date of the Prospectus, including but not limited to any sales pursuant to Rule 144A or Regulation D or S under the Securities Act.

          (x) Except as disclosed in the Registration Statement and the Prospectus, no holder of any Relevant Security has any rights to require registration of any Relevant Security as part or on account of, or otherwise in connection with, the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof, and any such waivers remain in full force and effect.

          (y) The Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and files periodic reports with the Commission, and the conditions for use of Form F-3 to register the Shares under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectus and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Rules and Regulations, and, when read together with the other information in the Pricing Prospectus or the Prospectus, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (z) The statements set forth or incorporated by reference in the Pricing Prospectus and Prospectus under the caption "Description of Capital
Stock", insofar as it purports to constitute a summary of the terms of the Common Stock, and under the captions "Tax Considerations" and "Underwriting", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects.

          (aa) The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, the
Registration Statement and the Pricing Prospectus, and after giving effect to application of the net proceeds of the Offering, will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, and is not and will not be an entity "controlled" by an "investment company" or a "business development company" within the meaning of such act.

          (bb) There are no current or pending judicial, regulatory or other legal or governmental proceedings that are required to be described in the Registration Statement and the Pricing Prospectus and that are not so described or any statutes, regulations, contracts or other documents that are required under the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement or Pricing Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed.

          (cc) No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement or the Pricing Prospectus which is not so described and described as required.

          (dd) Except as disclosed in the Pricing Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus or, to the knowledge of the Company, the Management Selling Stockholder or the Principal, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by the NASD.

          (ee) The Company and each Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectus. The Company and the Subsidiaries have good and marketable title to all personal property owned by them in each case free and clear of any and all Liens except for maritime liens and other liens incurred in the ordinary course of the Company's shipping business and except such as are described in the Pricing Prospectus or such as do not (individually and in the aggregate) materially affect the value of such property or interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not (individually and in the aggregate) have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary that would (individually or in the aggregate) have a Material Adverse Effect.

          (ff) The Company and the Subsidiaries maintain insurance or participate in mutual protection and indemnity associations in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not (individually and in the aggregate) have a Material Adverse Effect. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company or mutual protection and indemnity association is denying liability or defending under a reservation of rights clause and neither the Company nor any of the Subsidiaries is currently required to make any payment, or is aware of any facts which would require the Company or any Subsidiary to make any payment, in respect of a call by, or a contribution to, any mutual protection and indemnity association.

          (gg) Each of the Company and the Subsidiaries has accurately prepared and timely filed all federal, state, foreign and other tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except for such failures which (individually and in the aggregate) would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's federal, state, local or foreign taxes is pending or, to the best knowledge of the Company, the Management Selling Stockholder or the Principal, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since December 31, 2006, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries is required to file tax returns or is subject to taxation in the Republic of Greece (except that Subsidiaries owning vessels that fly the Greek flag are required to file annual tax returns with the Greek shipping tax authority in connection with a fixed tax calculated on the basis of the tonnage of the relevant vessel) and the Company is not aware of any facts or circumstances that could cause it or any of its Subsidiaries to file tax returns or become subject to taxation in the Republic of Greece (other than in connection with a fixed tax calculated on the basis of the tonnage of vessels flying the Greek flag).

          (hh) No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company, the Management Selling Stockholder or the Principal, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's principal suppliers, shipyards, manufacturers', customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect.

          (ii) Neither the Company nor any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or is part of a group that includes the Company and that is treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended (the "Code") has, within the five year period prior to the date on which this representation is made or deemed made, sponsored, contributed to, or has or had any liability or obligation in respect of, any "employee benefit plan" (within the meaning of Section 3(3) of ERISA) subject to ERISA or any plan subject to
Section 4975 of the Code.

          (jj) There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any Subsidiary (or, to the knowledge of the Company, the Management Selling Stockholder or the Principal, any other entity for whose acts or omissions the Company is or may be liable) upon any other property now or previously owned or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit (including any applicable regulations and standards adopted by the International Maritime Organization) relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which (individually and in the aggregate) would not have a Material Adverse Effect. There has been no disposal discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any Subsidiary has knowledge, which (individually or in the aggregate) would have a Material Adverse Effect. Neither the Company nor any Subsidiary has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action, other than by operation of law or due to the Company's membership in any mutual protection and indemnity association, in each case as described in the Registration Statement and the Pricing Prospectus, and except as would not (individually and in the aggregate) have a Material Adverse Effect. There is no pending or, to the best knowledge of the Company, the Management Selling Stockholder or the Principal, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary.

          (kk) None of the Company, any Subsidiary or, to the knowledge of the Company, the Management Selling Stockholder or the Principal, any of its or their respective employees or agents has at any time during the last five years
(i) made any unlawful contribution to any candidate for foreign office, or failed to disclose fully any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes or all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, the Management Selling Stockholder or the Principal, threatened. Neither the Company nor any of the Subsidiaries, nor, to the knowledge of the Company, the Management Selling Stockholder or the Principal, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person known by the Company to be subject to any U.S. sanctions administered by OFAC at such time.

          (ll) Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, articles of domestication or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) is in violation in any respect of any applicable law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) violations or defaults which (individually and in the aggregate) would not have a Material Adverse Effect and except (in the case of clause (ii) alone) for any lien, charge or encumbrance disclosed in the Registration Statement and the Pricing Prospectus or any maritime lien or other lien incurred in the ordinary course of the Company's shipping business.

          (mm) The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectus, the Prospectus, and any Issuer Free Writing Prospectus set forth on Schedule VI hereto, or (ii) filed, referred to, approved, used or authorized the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Schedule VI hereto and any electronic road show previously approved by the Underwriters.

          (nn) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act") that are applicable to it and effective and are actively taking steps to ensure that it will be in compliance in all material respects with other applicable provisions of the Sarbanes-Oxley Act upon the effectiveness of and applicability to the Company of such provisions.

          (oo) The Company has established and maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange
Act); the Company's "disclosure controls and procedures" are designed to ensure that material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others within the Company, particularly during the period that the Registration Statement and the Prospectus were being prepared. The Company maintains a system of "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company's Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's "internal control over financial reporting" is effective and the Company is not aware of any material weaknesses in its "internal control over financial reporting."

          (pp) Except as disclosed in the Registration Statement and the Pricing Prospectus, there are no outstanding guarantees or other contingent obligations of the Company or any Subsidiary that would have a Material Adverse Effect.

          (qq) The Company is a "foreign private issuer" as defined in Rule 405.

          (rr) The Company is not a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code and expects to continue its operations in such a manner that it will not become a PFIC in the future.

          (ss) All dividends and other distributions declared and payable on the shares of Common Stock of the Company or on the shares of common stock or other equity securities of each Subsidiary may under the current laws and regulations of the Republic of the Marshall Islands, the Republic of Greece and the Republic of Panama be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, the Republic of Greece and the Republic of Panama, as the case may be, and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of the Republic of the Marshall Islands, the Republic of Greece and the Republic of Panama and are otherwise free and clear of any withholding, stamp, transfer, excise or other tax and may be declared and paid without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in the Republic of the Marshall Islands, the Republic of Greece and the Republic of Panama.

     Any certificate signed by or on behalf of the Company and delivered to the Underwriters or to Underwriters' Counsel (as defined in Section 4(d) hereof) shall be deemed to be a joint and several representation and warranty by the Company, each Management Selling Stockholder and the Principal to each Underwriter as to the matters covered thereby.

     2. Additional Representations and Warranties of the Management Selling Stockholders and the Principal. Each Management Selling Stockholder and the Principal hereby jointly and severally represent and warrant to, and agree with, each of the Underwriters that:

          (a) The Management Selling Stockholders have full right, power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus. This Agreement and the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus have been duly and validly authorized by each of the Management Selling Stockholders. This Agreement has been duly and validly executed and delivered by the Management Selling Stockholders and the Principal and constitutes the legal, valid and binding obligations of the Management Selling Stockholders and the Principal, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (b) The Management Selling Stockholders have full right, power and authority to execute and deliver the Custody Agreements and Powers of Attorney, each substantially in the forms of Exhibits I and II hereto, respectively (the "Custody Agreements" and "Powers of Attorney," respectively), to perform their obligations thereunder and to consummate the transactions contemplated thereby. The Custody Agreements and Powers of Attorney of the Management Selling Stockholders and the transactions contemplated thereby have been duly and validly authorized by the Management Selling Stockholders. Such Custody Agreements and Powers of Attorney have each been duly and validly executed and delivered by the Management Selling Stockholders and constitute the legal, valid and binding obligations of the Management Selling Stockholders, enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Counterparts of each of the Management Selling Stockholders' Custody Agreements, duly signed by (i) Computershare Shareholder Services, Inc., a federally chartered trust company, as custodian (in such capacity, the "Custodian") and (ii) each of the Management Selling Stockholders have been delivered to the Company and a copy of each has been shown to the Underwriters, on or prior to the date of this Agreement.

          (c) The Management Selling Stockholders agree that the Firm Shares to be sold by the Management Selling Stockholders, whether or not on deposit with the Custodian, are subject to the interests of the Underwriters, that the arrangements made for such custody are to that extent irrevocable, and that the obligations of the Management Selling Stockholders hereunder shall not be terminated, except as provided in this Agreement or in the Custody Agreements and Powers of Attorney, by any act of any Management Selling Stockholder, by operation of law or by the occurrence of any other event. If any event should occur affecting the legal status or capacity of any Management Selling Stockholder before the delivery of the Firm Shares to be sold by such Management Selling Stockholder hereunder, the documents evidencing the Firm Shares to be sold by such Management Selling Stockholder then on deposit with the Custodian shall be delivered by the Custodian in accordance with the terms and conditions of this Agreement as if such event had not occurred, regardless of whether or not the Custodian shall have received notice thereof.

          (d) The Management Selling Stockholders have, and on the Closing Date will have, good and valid title to and are and will be the lawful owners of the Firm Shares to be sold by the Management Selling Stockholders hereunder, and upon sale and delivery of, and payment for, such Firm Shares by the Management Selling Stockholders as provided herein the Management Selling Stockholders will convey to the Underwriters good and marketable title to such Firm Shares, free and clear of all Liens. Certificates for all of the Firm Shares to be sold by the Management Selling Stockholders pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank with signatures guaranteed, have been placed in custody with the Custodian with irrevocable conditional instructions to deliver such Firm Shares to the Underwriters pursuant to this Agreement.

          (e) No Consent of, from or with any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance by the Management Selling Stockholders and the Principal of this Agreement or, in the case of a Management Selling Stockholder, its Custody Agreement and Power of Attorney, or consummation by the Management Selling Stockholders and the Principal of the transactions contemplated herein or therein, except such as have been obtained under the Securities Act and such as may be required under the state or foreign securities laws or the blue sky laws of any jurisdiction or the by-laws and rules of the NASD or NASD Regulation, Inc. in connection with the purchase and distribution of the Management Selling Stockholders' Firm Shares by the Underwriters.

          (f) The execution, delivery and performance of this Agreement by the Management Selling Stockholders and the Principal, the execution, delivery and performance of the Powers of Attorney and the Custody Agreements by the Management Selling Stockholders and the consummation of any of the other transactions contemplated herein and therein by the Management Selling Stockholders and the Principal or the fulfillment of the terms hereof by the Management Selling Stockholders and the Principal will not (i) conflict with, result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of a Management Selling Stockholder or the Principal pursuant to any law, statute, rule or regulation or the terms of any indenture or other agreement or instrument to which a Management Selling Stockholder or the Principal is party or bound, or to which any of the property or assets of a Management Selling Stockholder or the Principal is subject, (ii) result in any violation of the provisions of any charter or by-laws or certificate of formation or other organizational documents, as applicable, of a Management Selling Stockholder or (iii) result in any violation or breach of any judgment, order, decree statute, rule or regulation applicable to a Management Selling Stockholder or the Principal of any court or any public, governmental or regulatory agency or body, administrative agency or arbitrator having jurisdiction over a Management Selling Stockholder or the Principal, except (in the case of clauses (i) and (iii) above) as would not (individually and in the aggregate) have a material adverse effect on the Offering or the consummation of any other transaction contemplated by this Agreement or the Powers of Attorney or the Custody Agreements of the Management Selling Stockholders.

          (g) The Management Selling Stockholders and the Principal do not have any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in the offering of the Firm Shares, except for such rights as have been waived or which are described in the Prospectus.

          (h) No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in the Republic of Panama, the Republic of Greece or any other jurisdiction in which a Management Selling Stockholder or the Principal is subject to taxation or, in each case, any political subdivision thereof or any authority having power to tax, in connection with the execution, delivery or performance of this Agreement by the Management Selling Stockholders and the Principal or the Custody Agreements by the Management Selling
Stockholders or the sale or delivery of the Firm Shares by the Management Selling Stockholders to the Underwriters or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement, the Powers of Attorney and the Custody Agreements of the Management Selling Stockholders, the Pricing Prospectus and the Prospectus.

          (i) Except as disclosed in the Pricing Prospectus, there are no contracts, agreements or understandings between a Management Selling Stockholder or the Principal and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering or, to the knowledge of the Management Selling Stockholders and the Principal, any other arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by the NASD.

          (j) The Management Selling Stockholders and the Principal are not prompted to sell the Firm Shares to be sold by the Management Selling Stockholders by any non-public information concerning the Company or any Subsidiary.

          (k) None of the Management Selling Stockholders or the Principal has taken or will take, directly or indirectly, any action designed to, or that could be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Firm Shares or Additional Shares, if any.

          (l) The Management Selling Stockholders and the Principal have not distributed, and will not distribute, prior to the completion of the Underwriters' distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Pricing Prospectus and the Prospectus.

          (m) The representations and warranties of the Management Selling Stockholders in their Custody Agreements and Powers of Attorney are, and on the Closing Date will be, true and correct.

     Any certificate signed by or on behalf of a Management Selling Stockholder or the Principal and delivered to the Underwriters or to Underwriters' Counsel shall be deemed to be a joint and several representation and warranty by the Management Selling Stockholders and the Principal to each Underwriter as to the matters covered thereby.

     3. Representations and Warranties of the Additional Selling Stockholder. The Additional Selling Stockholder represents and warrants to, and agrees with, each of the Underwriters that:

          (a) The Additional Selling Stockholder has full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus. This Agreement and the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus have been duly and validly authorized by the Additional Selling Stockholder. This Agreement has been duly and validly executed and delivered by the Additional Selling Stockholder and constitutes the legal, valid and binding obligation of the Additional Selling Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (b) The Additional Selling Stockholder has full right, power and authority to execute and deliver a Custody Agreement and Power of Attorney substantially in the forms of Exhibits I and II hereto, respectively, to perform its obligations thereunder and to consummate the transactions contemplated thereby. Such Custody Agreement and Power of Attorney and the transactions contemplated thereby have been duly and validly authorized by the Additional Selling Stockholder. Such Custody Agreement and Power of Attorney have each been duly and validly executed and delivered by the Additional Selling Stockholder and constitute the legal, valid and binding obligation of the Additional Selling Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Counterparts of the Additional Selling Stockholder's Custody Agreement, duly signed by (i) the Custodian and (ii) Gary J. Wolfe, Charalampos Antiniou, Karianne Tieleman and Cornelis Egbert Kamphof as the Additional Selling Stockholder's attorneys-in-fact, have been delivered to the Company and the Underwriters on or prior to the date of this Agreement.

          (c) The Additional Selling Stockholder agrees that the Firm Shares to be sold by the Additional Selling Stockholder, whether or not on deposit with the Custodian, are subject to the interests of the Underwriters, that the arrangements made for such custody are to that extent irrevocable, and that the obligations of the Additional Selling Stockholder hereunder shall not be terminated, except as provided in this Agreement or in the Custody Agreement and Power of Attorney of the Additional Selling Stockholder, by any act of the Additional Selling Stockholder, by operation of law or by the occurrence of any other event. If any event should occur affecting the legal status or capacity of the Additional Selling Stockholder before the delivery of the Firm Shares to be sold by the Additional Selling Stockholder hereunder, the documents evidencing the Firm Shares to be sold by the Additional Selling Stockholder then on deposit with the Custodian shall be delivered by the Custodian in accordance with the terms and conditions of this Agreement as if such event had not occurred, regardless of whether or not the Custodian shall have received notice thereof.

          (d) The Additional Selling Stockholder has and, on the Closing Date will have, good and valid title to and is and will be the lawful owner of the Firm Shares to be sold by the Additional Selling Stockholder hereunder, and upon sale and delivery of, and payment for, such Firm Shares as provided herein the Additional Selling Stockholder will convey to the Underwriters good and marketable title to such Firm Shares, free and clear of all Liens. Certificates for all of the Firm Shares to be sold by the Additional Selling Stockholder pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank with signatures guaranteed, have been placed in custody with the Custodian with irrevocable conditional instructions to deliver such Firm Shares to the Underwriters pursuant to this Agreement.

          (e) No Consent of, from or with any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance by the Additional Selling Stockholder of this Agreement or its Custody Agreement and Power of Attorney, or consummation by the Additional Selling Stockholder of the transactions contemplated herein or therein, except such as have been obtained under the Securities Act and such as may be required under the state or foreign securities laws or the blue sky laws of any jurisdiction or the by-laws and rules of the NASD or NASD Regulation, Inc. in connection with the purchase and distribution of the Additional Selling Stockholder's Firm Shares by the Underwriters.

          (f) The execution, delivery and performance of this Agreement and the Power of Attorney and the Custody Agreement of the Additional Selling Stockholder by the Additional Selling Stockholder and consummation of any of the other transactions contemplated herein and therein by the Additional Selling Stockholder or the fulfillment of the terms hereof by the Additional Selling Stockholder will not (i) conflict with, result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Additional Selling Stockholder pursuant to any law, statute, rule or regulation or the terms of any indenture or other agreement or instrument to which the Additional Selling Stockholder is party or bound, or to which any of the property or assets of the Additional Selling Stockholder is subject, (ii) result in any violation of the provisions of any charter or by-laws or certificate of formation or other organizational documents, as applicable, of the Additional Selling Stockholder, or (iii) result in any violation or breach of any judgment, order, decree statute, rule or regulation applicable to the Additional Selling Stockholder of any court or any public, governmental or regulatory agency or body, administrative agency or arbitrator having jurisdiction over the Additional Selling Stockholder, except (in the case of clauses (i) and (iii) above) as would not (individually and in the aggregate) have a material adverse effect on the Offering or the consummation of any other transaction contemplated by this Agreement or the Power of Attorney or the Custody Agreement of the Additional Selling Stockholder.

          (g) The Additional Selling Stockholder does not have any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in the offering of the Firm Shares, except for such rights as have been waived or which are described in the Prospectus (and which have been complied with).

          (h) No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in The Bahamas or any other jurisdiction in which the Additional Selling Stockholder is subject to taxation or, in each case, any political subdivision thereof or any authority having power to tax, in connection with the execution, delivery or performance of this Agreement or the Custody Agreement by the Additional Selling Stockholder or the sale or delivery of the Firm Shares by the Additional Selling Stockholder to the Underwriters or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement, the Power of Attorney and the Custody Agreement of the Additional Selling Stockholder and the Pricing Prospectus and the Prospectus.

          (i)  Except  as  disclosed  in the  Pricing  Prospectus,  there are no
contracts,   agreements  or  understandings   between  the  Additional   Selling
Stockholder and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering or, to the knowledge of the Additional Selling Stockholder, any other arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by the NASD.

          (j) The Additional Selling Stockholder has reviewed and is familiar with the Registration Statement, the Pricing Prospectus and the Prospectus and
(i) has no knowledge of any material adverse information with regard to the Company or the Subsidiaries which is not disclosed in the Registration Statement, the Pricing Prospectus and the Prospectus, (ii) has no knowledge of any misstatement of a material fact or failure to state a material fact necessary to make the statements in the Pricing Prospectus and the Prospectus, in light of the circumstances under which they were made, not misleading, (iii) is not prompted to sell the Firm Shares to be sold by the Additional Selling Stockholder by any information concerning the Company or any Subsidiary which is not set forth in the Registration Statement, the Pricing Prospectus and the Prospectus and (iv) has no reason to believe that any representation or warranty of the Company set forth in Section 1 above is untrue.

          (k) At the time of the effectiveness of the Registration Statement, any Rule 462(b) Registration Statement or the effectiveness of any post-effective amendment to the Registration Statement, when the Prospectus is first filed with the Commission pursuant to Rule 424(b), when any supplement to or amendment of the Prospectus is filed with the Commission and at the Closing Date and the Additional Closing Date, if any, the Registration Statement and the Prospectus and any amendments thereof and supplements thereto complied or will comply in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations and did not and will not contain an untrue statement of a material fact and did not and will not omit to state any material fact required to be stated therein or necessary in order to make the statements therein (x) in the case of the Registration Statement, not misleading and (y) in the case of the Prospectus, the Pricing Disclosure Package or any related Preliminary Prospectus in light of the circumstances under which they were made, not misleading. When any related Preliminary Prospectus was first filed with the Commission (whether filed as part of the registration statement for the registration of the Shares or any amendment thereto or pursuant to Rule 424(a) under the Securities Act) and when any amendment thereof or supplement thereto was first filed with the Commission, such Preliminary Prospectus and any amendments thereof and supplements thereto complied in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations and did not contain an untrue statement of a material fact and did not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 3(k) apply only to the extent that any such misstatements or omissions are based upon information furnished in writing to the Company by or on behalf of the Additional Selling Stockholder specifically for use therein. The parties hereto agree that such information provided by or on behalf of the Additional Selling Stockholder consists solely of the material referred to in
Section 18 hereof.

          (l) The Additional Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to, or that could be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

          (m) The Additional Selling Stockholder has not distributed, and will not distribute, prior to the completion of the Underwriters' distribution of the Shares, any offering material in connection with the offering and sale of the Firm Shares by the Additional Selling Stockholder other than the Pricing Prospectus and the Prospectus.

          (n) The representations and warranties of the Additional Selling Stockholder in its Custody Agreement and Power of Attorney are, and on the Closing Date will be, true and correct.

     Any certificate signed by or on behalf of the Additional Selling Stockholder and delivered to the Underwriters or to Underwriters' Counsel shall be deemed to be a representation and warranty by the Additional Selling Stockholder to each Underwriter as to the matters covered thereby.

     4. Purchase, Sale and Delivery of the Shares.

          (a) On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees that it shall sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at a purchase price of $16.235 per Share, that number of Firm Shares obtained by multiplying the number of Firm Shares to be sold by the Company by a fraction, the numerator of which is the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 12 hereof) and the denominator of which is the total number of Firm Shares. In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Management Selling Stockholders and the Principal jointly and severally agree that each Management Selling Stockholder shall sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from such Management Selling Stockholder, at a purchase price of $16.235 per Share, that number of Firm Shares obtained by multiplying the number of Firm Shares set forth opposite the name of such Management Selling Stockholder in
Schedule II hereto by a fraction, the numerator of which is the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 12 hereof) and the denominator of which is the total number of Firm Shares. Further, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Additional Selling Stockholder agrees to sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Additional Selling Stockholder, at a purchase price of $16.235 per Share, that number of Firm Shares obtained by multiplying the number of Firm Shares set forth opposite the name of the Additional Selling Stockholder in Schedule III hereto by a fraction, the numerator of which is the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 12 hereof) and the denominator of which is the total number of Firm Shares.

          (b) Payment of the purchase price for the Firm Shares shall be made by wire transfer in same day funds to the Company, in the case of Firm Shares sold by the Company, and to the Custodian, or pursuant to such other instructions as provided by each Selling Stockholder, for the account of the Selling Stockholders, in the case of Firm Shares sold by the Selling Shareholders, in each case, upon delivery of certificates for the Firm Shares to the Underwriters through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters at 10:00 A.M., New York City time, on the third or (as permitted under Rule 15c6-1 under the Exchange Act) the fourth business day after the determination of the public offering price of the Shares or such other time not later than ten business days after such date as shall be agreed upon by the Underwriters, the Company and the Selling Stockholders (such time and date of payment and delivery being herein called the "Closing Date"). Certificates for the Firm Shares shall be registered in such name or names and shall be in such denominations as the Representatives may request at least two business days before the Closing Date. The Company and the Custodian will permit the Underwriters to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

          (c) In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Underwriters shall have the option to purchase up to 1,575,000 Additional Shares at the purchase price per Share to be paid by the Underwriters to the Company for the Firm Shares as set forth in Section 4(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares. This option may be exercised at any time, in whole or in part, on or before the thirtieth day following the date of the Prospectus, by written notice by the Underwriters to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Underwriters, when the Additional Shares are to be delivered (any such date and time being herein referred to as the "Additional Closing Date," except as otherwise provided herein); provided, however, that the Additional Closing Date shall not be earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised (unless such time and date are postponed in accordance with the provisions of Section 11 hereof).

     The Company agrees that, if the option is exercised as to all or any portion of the Additional Shares, the Company shall sell to the Underwriters that number of Additional Shares obtained by multiplying the number of Additional Shares with respect to which the option has been exercised by a fraction, the numerator of which is the number of Additional Shares set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the total number of Additional Shares. If the option is exercised as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, will purchase from the Company that proportion of the number of Additional Shares then being purchased from the Company as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 12 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate any fractional shares as the Underwriters in their sole discretion shall make.

     Payment of the purchase price for the Additional Shares shall be made by wire transfer in Federal (same day) funds to the Company upon delivery of the Additional Shares to the Underwriters through the facilities of The Depository Trust Company for the respective accounts of the Underwriters at 10:00 A.M., New York City time, on the Additional Closing Date, or such other time as shall be agreed upon by the Underwriters and the Company. Certificates for Additional Shares shall be registered in such name or names and shall be in such denominations as the Representatives may request at least two business days prior to the Additional Closing Date. The Company and the Custodian will permit the Underwriters to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

          (d) Deliveries of the documents described in Section 8 hereof with respect to the purchase of Firm Shares or Additional Shares, as the case may be, shall be made at 10:00 A.M., New York City time, at the office of Simpson, Thacher & Bartlett LLP ("Underwriters' Counsel"), or at such other place and time as shall be agreed upon by the Representatives, the Company and the Selling Stockholders on the Closing Date, or by the Representatives and the Company on the Additional Closing Date, as the case may be.

          (e) The Company, the Selling Stockholders and the Principal acknowledge and agree that (i) the terms of this Agreement and the Offering (including the price of the Shares) were negotiated at arm's length between sophisticated parties represented by counsel; (ii) no fiduciary, advisory or agency relationship between the Company, the Selling Stockholders and the Principal, on the one hand, and the Underwriters, on the other hand, has been created as a result of any of the transactions contemplated by this Agreement or the process leading to such transactions, irrespective of whether any Underwriter has advised or is advising any such party on other matters, (iii) the Underwriters' obligations to the Company, the Selling Stockholders and the Principal in respect of the Offering are set forth in this Agreement in their entirety; and (iv) they have obtained such legal, tax, accounting and other advice as they deem appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and they are not relying on the Underwriters with respect to any such matters.

          (f) The Company agrees that the Company will pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Firm Shares or Additional Shares, if any, to be sold by the Company to the several Underwriters or otherwise in connection with the performance of the obligations of the Company hereunder. In addition, the Management Selling Stockholders and the Principal jointly and severally agree that (i) the Management Selling Stockholders will pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Firm Shares to be sold by the Management Selling Stockholders to the Underwriters or otherwise in connection with the performance of the obligations of the Management Selling Stockholders and the Principal hereunder and (ii) the Custodian is authorized to deduct for such payment any such amounts from the proceeds to the Management Selling Stockholders hereunder and to hold such amounts for the account of the Management Selling Stockholders with the Custodian under the Custody Agreements and Powers of Attorney. Further, the Additional Selling Stockholder agrees that (i) the Additional Selling Stockholder will pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Firm Shares to be sold by the Additional Selling Stockholder to the several Underwriters or otherwise in connection with the performance of the obligations of the Additional Selling Stockholder hereunder and (ii) the Custodian is authorized to deduct for such payment any such amounts from the proceeds to the Additional Selling Stockholder hereunder and to hold such amounts for the account of the Additional Selling Stockholder with the Custodian under the Custody Agreement and Power of Attorney of the Additional Selling Stockholder.

     5. Offering. Upon authorization of the release of the Firm Shares or the Additional Shares, as the case may be, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectus. The Underwriters may offer and sell Shares to or through any affiliate of an Underwriter and any such affiliate may offer and sell Shares purchased by it to or through the Underwriter.

     6. Certain Covenants of the Parties.

          (a) The Company covenants and agrees with the Underwriters that:

               (i) The Company shall prepare the Prospectus in a form reasonably approved by the Representatives and file such Prospectus pursuant to, and within the time period specified in, Rule 424(b) and Rule 430A, 430B or 430C, as applicable, under the Securities Act; prior to the last date on which an Additional Closing Date, if any, may occur, the Company shall file no further amendment to the Registration Statement or amendment or supplement to the Prospectus to which the Representatives shall reasonably object in writing after being furnished in advance a copy thereof and given a reasonable opportunity to review and comment thereon; the Company shall notify the Representatives promptly (and, if requested by the Underwriters, will confirm such notice in writing) (i) when any amendment to the Registration Statement becomes effective,
(ii) of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus or for any additional information,
(iii) of the Company's intention to file or prepare any supplement or amendment to the Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus (including documents filed under the Exchange Act if such document would be deemed to be incorporated by reference into the Registration Statement, any Preliminary Prospectus or the Prospectus), (iv) of the mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the Prospectus, including but not limited to Rule 462(b) under the Securities Act, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or, in each case, of the initiation, or the threatening, of any proceedings therefor, it being understood that the Company shall make every effort to avoid the issuance of any such stop order, (vi) of the receipt of any comments from the Commission, and (vii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Commission shall propose or enter a stop order at any time, the Company will make every reasonable effort to prevent the issuance of any such stop order and, if issued, to obtain the lifting of such order as soon as possible.

               (ii) The Company shall comply with the Securities Act and the Exchange Act to permit completion of the distribution of the Shares by the Underwriters as contemplated in this Agreement, the Registration Statement, the Pricing Prospectus and the Prospectus. If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the Prospectus) or the Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure
Package, the Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Representatives promptly and prepare and file with the Commission an appropriate amendment, supplement or document (in form and substance reasonably satisfactory to the Underwriters) that will correct such statement or omission or effect such compliance and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

               (iii) The Company shall retain, in accordance with the Rules and Regulations, all Issuer Free Writing Prospectuses not required to be filed pursuant to the Rules and Regulations. The Company will not, without the prior consent of the Underwriters, (i) make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in
Schedule VI hereto and any electronic road show previously approved by the Underwriters, or (ii) file, refer to, approve, use or authorize the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Underwriters promptly and, if requested by the Underwriters, prepare and furnish an appropriate amendment or supplement (in form and substance reasonably satisfactory to the Underwriters) that will correct such statement, omission or conflict or to effect such compliance.

               (iv) The Company has complied with and will comply with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus; and the Company has caused there to be made available at least one version of a "bona fide electronic road show" (as defined in Rule 433 under the Securities Act) in a manner that causes the Company not to be required, pursuant to Rule 433(d) under the Securities Act, to file with the Commission any road show.

               (v) The Company will promptly deliver to each Underwriter and Underwriters' Counsel a signed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Company's files manually signed copies of such documents for at least five years after the date of filing. The Company will promptly deliver to each of the Underwriters such number of copies of any Preliminary Prospectus, the Prospectus, the Registration Statement, and all amendments of and supplements to such documents, if any, and all documents incorporated by reference in the Registration Statement and Prospectus or any amendment thereof or supplement thereto, as the Representatives may reasonably request. Prior to 12:00 P.M., New York City time, on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectus in New York City in such quantities as the Representatives may reasonably request.

               (vi) The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, domestic or foreign, as the Underwriters may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction.

               (vii) The Company will make generally available to its security holders and to the Underwriters as soon as practicable, but in any event not later than twelve months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and the Subsidiaries (which need not be audited) complying with
Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

               (viii) During the period of 90 days from the date of the Prospectus, without the prior written consent of J.P. Morgan Securities Inc., the Company (A) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, or make any announcement of any of the foregoing, (B) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 15 of the Exchange Act Rules and Regulations) with respect to any Relevant Security, and (C) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will cause each person listed in Schedule V attached hereto to execute and deliver an agreement, substantially in the form of Annex XI hereto (a "Lock-Up Agreement"), not to engage in any of the aforementioned transactions on such person's own behalf, other than the sale by the Selling Stockholders of Shares as contemplated by this Agreement and the grant and exercise of options under, or the issuance and sale of shares of Common Stock pursuant to, employee stock option plans in effect on the date hereof, each as described in the Registration Statement and the Pricing Prospectus. The Company will provide the Underwriters and each stockholder subject to the "Lock-Up Period" (as defined in the Lock-Up Agreement) pursuant to the Lock-Up Agreements with prior notice of any announcement that gives rise to an extension of the Lock-Up Period under the terms of its Lock-Up Agreement. The Company will not file with, or submit to, the Commission a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

     If (A) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day Lock-Up Period referred to in the immediately preceding paragraph and ends on the last day of such 90-day Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (B) prior to the expiration of such 90-day Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs unless J.P. Morgan Securities Inc. waives, in writing, such extension. J.P. Morgan Securities Inc. may, in its sole discretion and at any time or from time to time before the expiration of the Lock-Up Period, without notice, release all or any portion of the securities subject to the Lock-Up Agreements.

     Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Company from issuing, offering, selling, exchanging or otherwise transferring, or agreeing to issue, sell, exchange or otherwise transfer, up to 5,200,000 shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, such shares of Common Stock, in any transaction or series of transactions in which the consideration therefor consists solely of the direct or indirect ownership interests in one or more dry bulk carriers or newbuilding contracts for dry bulk carriers or the capital stock or ownership interests in any organization whose assets consist principally of such dry bulk carriers or newbuilding contracts; provided, that the person to whom any such shares or other securities are issued, sold or otherwise transferred executes and delivers to the Underwriters a Lock-Up Agreement and provided further that such issuance, offer, sale or transfer does not involve a public offering of securities in the United States or elsewhere.

               (ix) The Company will make available to the Representatives (A) during the period of five years from the effective date of the Registration Statement, copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company and, as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed; and (B), during the period of two years from the effective date of the Registration Statement, such additional information concerning the business and financial condition of the Company as the Representatives may from time to time reasonably request (such financial information to be on a consolidated basis to the extent the accounts of the Company and the Subsidiaries are consolidated in reports furnished to its security holders generally or to the Commission); provided, that any information or documents available on EDGAR shall be considered sufficiently made available for the purposes of this Section 6(a)(ix); and provided further, that the Underwriters shall sign a confidentiality agreement, containing such customary terms and conditions as the Company shall reasonably request, regarding any additional information made available pursuant to clause (B) of this Section 6(a)(ix).

               (x) The Company will use its best efforts either (i) to maintain the listing of the Common Stock on the NYSE, (ii) to list, and to maintain the listing of, the Common Stock on any other national securities exchange registered pursuant to Section 6(a) of the Exchange Act or (iii) to arrange for the quotation, and to maintain the quotation of, the Common Stock in an automated interdealer quotation system of a national securities association registered pursuant to Section 15A(a) of the Exchange Act.

               (xi) The Company, during the period when a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offer or sale of the Shares, will file all reports and other documents required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and the Rules and Regulations within the time periods required thereby.

               (xii) If the Company elects to rely upon Rule 462(b) under the Securities Act, the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462 by 10:00 P.M. (New York City time), on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act.

               (xiii) The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date or the Additional Closing Date, as the case may be, and to satisfy all conditions precedent to the delivery of the Firm Shares and the Additional Shares.

               (xiv) The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

               (xv) The Company will apply the net proceeds from the sale of the Shares as described in the Registration Statement and the Prospectus under the heading "Use of proceeds."

          (b) The Management Selling Stockholders and the Principal hereby jointly and severally covenant and agree with each Underwriter:

               (i) To deliver to the Custodian prior to the Closing Date, properly completed and executed United States Treasury Department Form W-8 (if such Selling Stockholder is a non-United States Person) or Form W-9 (if such Selling Stockholder is a United States Persons), which in each case may be replaced by any other applicable form or statement specified by Treasury Department regulations in lieu thereof;

               (ii) To notify promptly the Company and the Underwriters if, at any time prior to the date on which the distribution of the Shares as contemplated herein and in the Prospectus has been completed, as determined by the Underwriters, such Selling Stockholder has knowledge of the occurrence of any event as a result of which the Pricing Disclosure Package (prior to the availability of the Prospectus) or the Prospectus or the Registration Statement, in each case as then amended or supplemented, would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iii) To cooperate to the extent necessary to cause the Registration Statement or any post-effective amendment thereto to become effective at the earliest possible time and to do and perform all things to be done and performed under this Agreement prior to the Closing Date and the Additional Closing Date, if any, and to satisfy all conditions precedent to the delivery of the Shares pursuant to this Agreement;

               (iv) To pay or to cause to be paid all transfer taxes, stamp duties and other similar taxes with respect to the Shares, if any, to be sold by such Selling Stockholder; and

               (v) To deliver to the Underwriters on or prior to the date of this Agreement the lock-up agreement referred to in Section 8(p) hereof; and

               (vi) Such Selling Stockholder has not, prior to the execution of this Agreement, distributed any "prospectus" (within the meaning of the Securities Act) or offering material in connection with the offering or sale of the Shares other than the Pricing Prospectus, and will not, at any time on or after the execution of this Agreement, distributed any "prospectus" (within the meaning of the Securities Act) of offering material in connection with the offering or sale of the Shares other than the Pricing Prospectus and the then most recent Prospectus.

          (c) The Additional Selling Stockholder  covenants and agrees with each
Underwriter:

               (i) To deliver to the Custodian prior to the Closing Date, properly completed and executed United States Treasury Department Form W-8 (if such Selling Stockholder is a non-United States Person) or Form W-9 (if such Selling Stockholder is a United States Persons), which in each case may be replaced by any other applicable form or statement specified by Treasury Department regulations in lieu thereof;

               (ii) To notify promptly the Company and the Underwriters if, at any time prior to the date on which the distribution of the Shares as contemplated herein and in the Prospectus has been completed, as determined by the Underwriters, such Selling Stockholder has knowledge of the occurrence of any event as a result of which the Pricing Disclosure Package (prior to the availability of the Prospectus) or the Prospectus or the Registration Statement, in each case as then amended or supplemented, would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iii) To cooperate to the extent necessary to cause the Registration Statement or any post-effective amendment thereto to become effective at the earliest possible time and to do and perform all things to be done and performed under this Agreement prior to the Closing Date and the Additional Closing Date, if any, and to satisfy all conditions precedent to the delivery of the Shares pursuant to this Agreement;

               (iv) To pay or to cause to be paid all transfer taxes, stamp duties and other similar taxes with respect to the Shares, if any, to be sold by such Selling Stockholder; and (v) To deliver to the Underwriters on or prior to the date of this Agreement the lock-up agreement referred to in Section 8(p) hereof; and

               (vi) Such Selling Stockholder has not, prior to the execution of this Agreement, distributed any "prospectus" (within the meaning of the Securities Act) or offering material in connection with the offering or sale of the Shares other than the Pricing Prospectus, and will not, at any time on or after the execution of this Agreement, distributed any "prospectus" (within the meaning of the Securities Act) of offering material in connection with the offering or sale of the Shares other than the Pricing Prospectus and the then most recent Prospectus.

          (d) Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company if such Underwriter's use of or reference to such free writing prospectus would require the Company to file with the Commission any "issuer information" (as defined in Rule 433 under the Securities Act).

     7. Payment of Expenses

          (a) Except as otherwise agreed in writing, whether or not the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Issuer Free Writing Prospectus, any Preliminary Prospectus, the Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under state or foreign securities or blue sky laws as provided in Section 6(a)(vi) hereof, including the fees and disbursements, in an amount not to exceed $20,000, of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the NASD of the terms of the Offering; (vi) all fees and expenses in connection with listing the Shares on the NYSE; and (vii) all travel expenses of the Company's officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares
(including, without limitation, all expenses incurred by the Company in connection with any "road show" presentation to potential investors). The Company also will pay or cause to be paid: (a) the cost of preparing stock certificates representing the Shares; (b) the cost and charges of any transfer agent or registrar for the Shares; and (c) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 7. It is understood, however, that except as provided in this Section 7, and Sections 9, 10 and 14 hereof, the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel and stock transfer taxes on resale of any of the Shares by them. The Underwriters will reimburse the Company on the Closing Date for (x) the expenses set forth in clause (vii) above for the period from March 17, 2007 through and including March 28, 2007 and (y) the fees and expenses of counsel to the Company, printer fees and the cost of producing any blue sky surveys pursuant to clause (iv) above, in each case incurred in connection with the Offering, up to $360,000 in the aggregate. Notwithstanding anything to the contrary in this Section 7, in the event that this Agreement is terminated pursuant to Section 8 or 14(b) hereof, or subsequent to a Material Adverse Change, the Company will pay all out-of pocket expenses of the Underwriters (including but not limited to fees and expenses of counsel to the Underwriters) incurred in connection herewith.

          (b) Except as otherwise agreed in writing, whether or not the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus are consummated or this Agreement is terminated, the Management Selling Stockholders and the Principal hereby jointly and severally agree to pay all fees and expenses related to the offering of the Firm Shares to be sold by the Management Selling Stockholders, including (i) the fees and expenses of their respective counsel, if any, and (ii) any applicable stock transfer or other taxes related to the offering of such Firm Shares.

          (c) Except as otherwise agreed in writing, whether or not the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus are consummated or this Agreement is terminated, the Additional Selling Stockholder hereby agrees to pay all fees and expenses related to the offering of the Firm Shares to be sold by the Additional Selling Stockholder, including (i) the fees and expenses of its counsel, if any, and
(ii) any applicable stock transfer or other taxes related to the offering of such Firm Shares.

          (d) Notwithstanding the foregoing, nothing herein shall affect any agreement that any of the Company, the Management Selling Stockholders, the Principal and the Additional Selling Stockholder may make with one another for the sharing or allocation of such costs and expenses.

     8. Conditions of Underwriters' Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company, the Selling Stockholders and the Principal herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 8, "Closing Date" shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the absence from any opinions furnished to the Representatives or to Underwriters' Counsel pursuant to this Section 8 of any misstatement or omission, to the absence from any certificates, written statements or letters furnished to the Representatives or to Underwriters' Counsel pursuant to this
Section 8 of any misstatement or omission in the case of any statement that is qualified as to materiality and any material misstatement or omission in the case of any statement that is not qualified as to materiality, to the performance by the Company, the Selling Stockholders and the Principal of their respective obligations hereunder, and to each of the following additional conditions:

          (a) The Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 6(a)(i) hereof; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto and no stop order suspending or preventing the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Representatives; if the Company has elected to rely on Rule 462(b) under the Securities Act, the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M. (New York City time) on the date of this Agreement; and all necessary foreign and domestic regulatory or stock exchange approvals shall have been received.

          (b) At the Closing Date, the Representatives shall have received the written opinion of Seward & Kissel LLP, United States counsel for the Company, the Management Selling Stockholders and the Principal, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex I.

          (c) At the Closing Date, the Representatives shall have received a reliance letter, dated the Closing Date, addressed to the Underwriters, permitting the Underwriters to rely on the written opinion of Seward & Kissel LLP, United States tax counsel for the Company, dated the Closing Date, addressed to the Company, as if such written opinion were rendered to them, in each case, in the form attached hereto as Annex II.

          (d) At the Closing Date, the Representatives shall have received the written opinion of Seward & Kissel LLP, Marshall Islands counsel for the Company, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex III.

          (e) At the Closing Date, the Representatives shall have received the written opinion of Galindo, Arias & Lopez, Panamanian counsel for the Company and Corozal Compania Naviera S.A., dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex IV.

          (f) At the Closing Date, the Representatives shall have received the written opinion of the GR. J. Timagenis Law Office, Greek counsel for the
Company and the Principal, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex V.

          (g) At the Closing Date, the Representatives shall have received the written opinion of Lennox Paton, Bahamas counsel for the Company, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex VI.

          (h) At the Closing Date, the Representatives shall have received the written opinion of Dennis J. Reeder, special Marshall Islands Counsel to the Company, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex VII.

          (i) At the Closing Date, the Representatives shall have received the written opinion of Lennox Paton, Bahamas counsel for the Additional Selling Stockholder, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex VIII.

          (j) At the Closing Date, the Representatives shall have received the written opinion of Norton Rose, United States counsel for the Additional Selling Stockholder, dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex IX.

          (k) At the Closing Date, the Representatives shall have received the written opinion of Seward & Kissel, LLP, special Liberian counsel for Ironwood Trading Corp., dated the Closing Date, addressed to the Underwriters, in the form attached hereto as Annex X.

          (l) All proceedings taken in connection with the sale of the Firm Shares and the Additional Shares as herein contemplated shall be satisfactory in form and substance to the Underwriters and to Underwriters' Counsel, and the Underwriters shall have received from Underwriters' Counsel a written opinion, dated as of the Closing Date, with respect to the sale of the Shares, the Registration Statement, the Pricing Disclosure Package and the Prospectus and such other related matters as the Underwriters may require, and the Company shall have furnished to Underwriters' Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

          (m) At the Closing Date, the Representatives shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, to the effect that (i) the condition set forth in subsection (a) of this Section 8 has been satisfied, (ii) as of the date hereof and as of the Closing Date, the representations and warranties of the Company set forth in Section 1 hereof are accurate, (iii) as of the Closing Date all agreements, conditions and obligations of the Company to be performed or complied with hereunder on or prior thereto have been duly performed or complied with, (iv) the Company and the Subsidiaries have not sustained any material loss or interference with their respective businesses or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, (v) no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereof, or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus has been issued and, in each case, no proceedings therefor have been initiated or threatened by the Commission, (vi) there are no pro forma or as adjusted financial statements that are required to be included in the Registration Statement and the Pricing Prospectus pursuant to the Rules and Regulations that have not been included or incorporated therein as so required and (vii) subsequent to the respective dates as of which information is given in the Pricing Prospectus (exclusive of any amendment or supplement thereto) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (x) the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and the Subsidiaries, individually or taken as a whole; (y) the long-term debt or capital stock of the Company or any of its Subsidiaries; or (z) the Offering or consummation of any of the other transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus.

          (n) At the time this Agreement is executed and at the Closing Date, the Representatives shall have received a comfort letter, from Ernst & Young (Hellas) Certified Auditor Accountants S.A., independent registered public accountants for the Company, dated, respectively, as of the date of this Agreement and as of the Closing Date, addressed to the Underwriters and in form and substance satisfactory to the Underwriters and Underwriters' Counsel.

          (o) Subsequent to the execution and delivery of this Agreement or, if earlier, the dates as of which information is given in the Pricing Prospectus (exclusive of any supplement thereto), there shall not have been any change in the capital stock or long-term debt of the Company or any Subsidiary or any change or development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and the Subsidiaries, individually or taken as a whole, including but not limited to the occurrence of any fire, flood, storm, explosion, accident or other calamity at any of the properties owned or leased by the Company or any of its Subsidiaries, the effect of which, in any such case described above, is, in the judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectus (exclusive of any supplement).

          (p) At the time this Agreement is executed, the Representatives shall have received a duly executed Lock-Up Agreement from each person listed in
Schedule V attached hereto, in each case substantially in the form attached hereto as Annex XI.

          (q) At the Closing Date, the Shares shall be listed on the NYSE.

          (r) At the Closing Date, the NASD shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements with respect to the Offering.

          (s) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the sale and delivery of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares.

          (t) At the Closing Date, the Representatives shall have received a certificate of an authorized representative of each Management Selling Stockholder, dated the Closing Date, to the effect that the representations and warranties of such Selling Stockholder set forth in Section 3 hereof are accurate and that such Selling Stockholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

          (u) At the Closing Date, you shall have received a certificate of an authorized representative of the Additional Selling Stockholder, dated the Closing Date, to the effect that the representations and warranties of such
Selling Stockholder set forth in Section 4 hereof are accurate and that such Selling Stockholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

          (v) On or prior to the Closing Date, the Custodian shall have received from each Selling Stockholder a properly completed and executed United States Treasury Department Form W-8 (if such Selling Stockholder is a non-United States Person) or Form W-9 (if such Selling Stockholder is a non-United States Person), which in each case may be replaced by any other applicable form or statement specified by Treasury Department regulations in lieu thereof.

          (w) The Company and the Selling Stockholders shall have furnished to the Underwriters and to Underwriters' Counsel such other certificates, opinions or other documents as they may have reasonably requested.

     If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Representatives or to Underwriters' Counsel pursuant to this Section 8 shall not be satisfactory in form and substance to the Underwriters and to Underwriters' Counsel, all obligations of the Underwriters hereunder may be cancelled by the Underwriters at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Underwriters at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

     9. Indemnification.

          (a) The Company, the Management Selling Stockholders and the Principal, jointly and severally, shall indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Registration Statement as originally filed or any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering that is a "written communication" (as defined in Rule 405 under the Securities Act) ("Marketing Materials"), or (ii) the omission or alleged omission to state in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, the Company, the Management Selling Stockholders and the Principal will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon (x) any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein or (y) any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the information furnished to the Company by or on behalf of the Additional Selling Stockholder expressly for use therein; and provided further, however, that in no case shall the Management Selling Stockholders and the Principal be liable or responsible for any amount in excess of the product of
(i) the aggregate number of Shares sold by the Management Selling Stockholders and (ii) the purchase price per Share set forth in Section 4(a) hereof. The parties agree that such information provided by or on behalf of any Underwriter and the Additional Selling Stockholder consists solely of the material referred to in Section 18 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

          (b) The Additional Selling Stockholder shall indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any Marketing Materials, or
(ii) the omission or alleged omission to state in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Additional Selling Stockholder will be liable in each case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Additional Selling Stockholder expressly for use therein; and provided further, however, that in no case shall the Additional Selling Stockholder be liable or responsible for any amount in excess of the product of (i) the aggregate number of Shares sold by the Additional Selling Stockholder and (ii) the purchase price per Share set forth in Section 4(a) hereof. The parties agree that such information provided by or on behalf of the Additional Selling Stockholder consists solely of the material referred to in Section 18 hereof. This indemnity agreement will be in addition to any liability which the Additional Selling Stockholder may otherwise have, including but not limited to other liability under this Agreement.

          (c) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed the Registration Statement, each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each Selling Stockholder and the Principal against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the Prospectus, or in any amendment thereof or supplement thereto or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting discount applicable to the Shares to be purchased by such Underwriter hereunder. The parties agree that such information provided by or on behalf of any Underwriter and the Additional Selling Stockholder consists solely of the material referred to in Section 18 hereof. This indemnity will be in addition to any liability which any Underwriter may otherwise have, including but not limited to other liability under this Agreement.

          (d) Promptly  after receipt by an indemnified  party under  subsection
(a), (b) or (c) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 9 (except to the extent that the indemnifying party is materially prejudiced as a result thereof and is not otherwise aware of the claim or litigation in respect of which indemnification is sought) and in any event shall not relieve it from any liability that such indemnifying party may have otherwise than on account of the indemnity agreement hereunder). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this
Section 9 or Section 10 hereof (whether or not the indemnified party is an actual or potential party thereto), unless (x) such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and
(ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party, and (y) the indemnifying party confirms in writing its indemnification obligations hereunder with respect to such settlement, compromise or judgment.

     10. Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 9 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company, the Selling Stockholders and the Principal, on the one hand, and the Underwriters, on the other hand, shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, the Selling Stockholders and the Principal, any contribution received by the Company, the Selling Stockholders and the Principal from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Registration Statement and directors of the Company) as incurred to which the Company, the Selling Stockholders and the Principal and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company, the Selling Stockholders and the Principal, on the one hand, and the Underwriters, on the other hand, from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company, the Selling Stockholders and the Principal, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, the Selling Stockholders and the Principal, on the one hand and the Underwriters, on the other hand, shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company, the Selling Stockholders and the Principal bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Company, the Selling Stockholders and the Principal, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholders and the Principal, on the one hand, or the Underwriters, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Stockholders and the Principal and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 10 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 10, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission; (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation; (iii) the Management Selling Stockholders and the Principal shall not be required to contribute an amount in excess of the product of (A) the aggregate number of Shares sold by the Management Selling Stockholders and (B) the purchase price per Share set forth in Section 4(a) hereof; and (iv) the Additional Selling Stockholder in excess of the product of (A) the aggregate number of Shares sold by the Additional Selling Stockholder and (B) the purchase price per Share set forth in Section 4(a) hereof. For purposes of this Section 10, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (i), (ii), (iii) and (iv) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 10 or otherwise. The obligations of the Company, the Selling Stockholders and the Principal to contribute pursuant to this Section 10 or otherwise shall be joint and several as among the Company, the Management Selling Stockholders and the Principal and several and not joint as between the Additional Selling Stockholder, on the one hand, and the Company, the Management Selling Stockholders and the Principal, on the other hand. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

     11. Underwriter Default.

          (a) If an Underwriter shall default in its obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the "Default Shares") do not (after giving effect to arrangements, if any, made by the Underwriters pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, the non-defaulting Underwriters agree to purchase from the Selling Stockholders the Default Shares.

          (b) In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the non-defaulting Underwriters may in their discretion arrange for themselves or for another party or parties to purchase the Default Shares on the terms contained herein. In the event that within five calendar days after such a default the non-defaulting Underwriters do not arrange for the purchase of the Default Shares as provided in this Section 11, this Agreement, or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Selling Stockholders to sell the Additional Shares, shall thereupon terminate, without liability on the part of the Company, the Selling Stockholders or the Principal with respect thereto (except in each case as provided in Sections 7, 9, 10, 13 and 14) or the Underwriters, but nothing in this Agreement shall relieve the defaulting Underwriter of its liability, if any, to the other Underwriters, the Company, the Selling Stockholders or the Principal for damages occasioned by its default hereunder.

          (c) In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Underwriters or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be, for a period not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectus which, in the opinion of Underwriters' Counsel, may thereby be made necessary or advisable. The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 11 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

     12. Company or Selling Stockholders' Default.

          (a) If the Company or any Selling Stockholder shall default in its obligation to sell and deliver any Firm Shares hereunder on the Closing Date, then the Underwriters may, by notice to the Company and the non-defaulting Selling Stockholders, terminate this Agreement without any liability on the part of any non-defaulting party except that the provisions of Sections 1, 2, 3, 4, 8, 10, 11, 13 and 14 hereof shall remain in full force and effect. If the Company shall default in its obligation to sell and deliver any Additional Shares hereunder at any time after the Closing Date, then the Underwriters may, by notice to the Company, terminate this Agreement except that the provisions of Sections 1, 2, 3,4, 6, 8, 10, 11, 13 and 14 hereof, and the provisions of
Section 4 hereof that relate to the purchase of the Firm Shares by the Underwriters and the provisions of Section 8 hereof that relate to the conditions to the Underwriters' obligations to purchase and pay for the Firm Shares, shall remain in full force and effect. No action taken pursuant to this
Section 12 shall relieve the defaulting Selling Stockholder or the Company, in the case of its default, from liability, if any, in respect of such default.

          (b) In the event that the Company or a Selling Stockholder shall default in its obligation to sell and deliver any Firm Shares or Additional Shares hereunder and the Company and the Underwriters agree to proceed with the Offering, then the Underwriters may, at their option, or the Company shall have the right, in each case by notice to the other, to postpone the Closing Date or Additional Closing Date, as the case may be, for a period not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement thereto in form and substance reasonably satisfactory to Underwriters' Counsel that may thereby be made necessary or advisable; and in no event shall the other Selling Stockholders be obligated to increase the number of Shares they are required to sell hereunder.

     13. Survival of Representations and Agreements. All representations and warranties, covenants and agreements of the Underwriters, the Company, the Selling Stockholders and the Principal contained in this Agreement or in certificates of officers of the Company, a Selling Stockholder or the Principal submitted pursuant hereto, including the agreements contained in Section 7, the indemnity agreements contained in Section 9 and the contribution agreements contained in Section 10 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of the Selling Stockholders, any of their officers and directors or any controlling person thereof or the Principal, and shall survive delivery of and payment for the Shares to and by the Underwriters. The representations contained in Sections 1, 2 and 3 and the agreements contained in Sections 7, 9, 10, 13 and 14 hereof shall survive any termination of this Agreement, including termination pursuant to Section 11, 12 or 14 hereof.

     14. Effective Date of Agreement; Termination.

          (a) This Agreement shall become effective upon the execution and delivery of this Agreement. Notwithstanding any termination of this Agreement pursuant to this Section 14, the provisions of this Section 14 and of Sections 1, 2, 3, 7, 9, 10 and 13 and 15 through 22, inclusive, shall be in full force and effect at all times after the execution and delivery hereof.

          (b) The Underwriters shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the
Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriters will in the immediate future materially disrupt, the market for the Company's securities or securities in general; or (ii) if trading on or by the NYSE (the "Exchange") shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the Exchange or by order of the Commission or any other governmental authority having jurisdiction; or (iii) if a banking moratorium has been declared by any state or federal authority or if any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) in the judgment of the Underwriters, any Material Adverse Change shall have occurred since the respective dates as of which information is given in the Pricing Prospectus (exclusive of any amendment or supplement thereto since the date hereof); or (v) (A) if there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) if there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriters, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Pricing Prospectus.

          (c) Any notice of termination pursuant to this Section 14 shall be in writing.

          (d) If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to (i) notification by the Underwriters as provided in subsection (a) of this Section 14 or (ii) Section 11(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all out-of-pocket expenses (including the fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

15. Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

          (a) if sent to the Underwriters, shall be mailed, delivered, or faxed and confirmed in writing, to J.P. Morgan Securities Inc. at the following address: J.P. Morgan Securities Inc., 277 Park Avenue, New York, New York 10172 (fax: (212) 622-8358), Attention: Equity Syndicate Desk, with a copy to Underwriters' Counsel at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, Attention: Michael Nathan, Esq., and

          (b) if sent to the Company, a Management Selling Stockholder or the Principal, shall be mailed, delivered, or faxed and confirmed in writing to the Company and its counsel at the following address: Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece, Attention: Mr. Anastassis Margaronis, President, with a copy to the Company's counsel, Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, Attention: Gary Wolfe.

          (c) if sent to the Additional Selling Stockholder, shall be mailed, delivered, or faxed and confirmed in writing to Fortis Bank (Nederland) N.V. Coolsingel 93, 3012 AE Rotterdam, Netherlands, Attention: Karianne Tieleman, with a copy to Norton Rose, Kempson House, Camomile Street, London EC3A 7AN, United Kingdom.

     16. Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters, the Company, the Selling Stockholders and the Principal and the controlling persons, directors, officers, employees and agents referred to in Sections 9 and 10 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

     17. Governing Law and Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the Company, the Selling Stockholders and the Principal irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any such court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (d) agrees not to commence any Proceeding other than in such courts, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. Each of the Company, the Selling Stockholders and the Principal hereby irrevocably designates Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 as agent upon whom process against it may be served. EACH OF THE COMPANY, THE SELLING STOCKHOLDERS AND THE PRINCIPAL HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

     18. Acknowledgement of Information Provided. The parties acknowledge and agree that, for purposes of Sections 1(b), 1(c), 1(d) and 9 hereof, such information provided by or on behalf of any Underwriter consists solely of the following information in the Prospectus: (i) the concession and reallowance figures appearing in the first and second sentences of the fourth paragraph under the caption "Underwriting," (ii) the third and fourth sentences of the fourth paragraph under the caption "Underwriting," (iii) the eighth, fifteenth and sixteenth paragraphs under the caption "Underwriting" and (iv) the second and third sentences of the seventeenth paragraph under the caption "Underwriting." The parties acknowledge and agree that, for purposes of Sections 1(b), 1(c), 1(d), 3(k) and 9 hereof, such information provided by or on behalf of the Additional Selling Stockholder consists solely of (i) the information included in the Pricing Prospectus under the caption "Selling Stockholders" and
(ii) the information included in the Prospectus under the caption "Selling Stockholders."

     19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

     20. Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

     21. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

     22. Time is of the Essence. Time shall be of the essence of this Agreement. As used herein, except where otherwise expressly provided, (i) the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; and
(ii) the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business other than days when banking institutions in the City of New York are authorized by law, regulation or executive order to be closed.

                            [Signature pages follow.]

     If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

                                  Very truly yours,

                                  DIANA SHIPPING INC.


                                  By:   /s/ Simeon Palios
                                     -------------------------------------------
                                        Name: Simeon Palios
                                        Title: Chief Executive Officer


                                  COROZAL COMPANIA NAVIERA S.A.


                                  By:   /s/ Simeon Palios
                                     -------------------------------------------
                                        Name: Simeon Palios
                                        Title: Authorized Signatory


                                  IRONWOOD TRADING CORP.


                                  By:   /s/ Simeon Palios
                                     -------------------------------------------
                                        Name: Simeon Palios
                                        Title: Authorized Signatory


                                  ZOE S. COMPANY LTD.


                                  By:  /s/ Don A. Stubbs  /  /s/ Gersham Pratt
                                     -------------------------------------------
                                        Name: Don A. Stubbs / Gersham Pratt
                                        Title: Directors


                                  SIMEON PALIOS


                                  By:   /s/ Simeon Palios
                                     -------------------------------------------
                                        Name:  Simeon Palios

Accepted as of the date first above written, for themselves and on behalf of the several Underwriters listed in Schedule I hereto.


J.P. MORGAN SECURITIES INC.



By:   /s/ N. Goksu Yolac
   -------------------------------------------
      Authorized Signatory
      Name: N. Goksu Yolac
      Title: Vice President



WACHOVIA CAPITAL MARKETS, LLC


By:    /s/ J. Andrew Sanford
   -------------------------------------------
      Authorized Signatory
      Name: J. Andrew Sanford
      Title: Managing Director


                                                      SCHEDULE I
                                                                                  Number of Additional Shares to
                                                Total Number of Firm              be Purchased if Over-Allotment
Underwriters                                    Shares to be Purchased            Option is Fully Exercised
------------                                    ----------------------            ------------------------------

J.P. Morgan Securities Inc......................    5,775,000                          866,250
Wachovia Capital Markets, LLC...................    3,150,000                          472,500
BB&T Capital Markets, a division of Scott &
    Stringfellow, Inc...........................      525,000                           78,750
Dahlman Rose & Company, LLC.....................      525,000                           78,750
Morgan Keegan & Company, Inc....................      525,000                           78,750
     Total......................................   10,500,000                        1,575,000

                                    SCHEDULE II




                                             Total Number of Firm Shares
Management Selling Stockholders                           to be Sold
-------------------------------              -----------------------------
Corozal Compania Naviera S.A................               419,070
Ironwood Trading Corp.......................               838,140
     Total..................................             1,257,210

                                  SCHEDULE III



                                             Total Number of Firm Shares
Additional Selling Stockholder                         to be Sold
------------------------------               ----------------------------

Zoe S. Company Ltd.................................        992,790
Total..............................................        992,790

                                   SCHEDULE IV

Subsidiaries
------------

Husky Trading S.A.
Panama Compania Armadora S.A.
Skyvan Shipping Company S.A.
Buenos Aires Compania Armadora S.A.
Eaton Marine S.A.
Chorrera Compania Armadora S.A.
Cypres Enterprises Corp.
Urbina Bay Trading S.A.
Darien Compania Armadora S.A.
Texford Maritime S.A.
Changame Compania Armadora S.A.
Cerada International S.A.
Vesta Commercial S.A.
Ailuk Shipping Company, Inc.
Bikini Shipping Company Inc.
Eniwetok Shipping Company Inc.
Jaluit Shipping Company Inc.
Kili Shipping Company Inc.
Knox Shipping Company Inc.
Lib Shipping Company Inc.
Majuro Shipping Company Inc.
Taka Shipping Company Inc.
Diana Shipping Services S.A.
Bulk Carriers (USA) LLC

                                   SCHEDULE V

Persons Subject to Lock-Up Agreement
------------------------------------

Corozal Compania Naviera S.A
Ironwood Trading Corp.
Zoe S. Company Ltd.
Simeon Palios
Anastassis Margaronis
Andreas Michalopoulos
Konstantinos Koutsomitopoulos
Ioannis Zafirakis
Maria Dede
Boris Nachamkin
Apostolos Kontoyannis
Konstantinos Psaltis
William Lawes

                                   SCHEDULE VI

Issuer Free Writing Prospectuses
--------------------------------

None.

                                                                    Exhibit 99.2



                                           Corporate Contact:
                                           Ioannis Zafirakis
                                           Director and Vice-President
                                           Telephone: + 30-210-9470100
                                           izafirakis@dianashippinginc.com
For Immediate Release
                                           Investor and Media Relations:
                                           Edward Nebb
                                           Euro RSCG Magnet
                                           Telephone: + 1-212-367-6848
                                           ed.nebb@eurorscg.com


           Diana Shipping Inc. Announces Pricing of Follow-On Offering

ATHENS, GREECE, March 29, 2007 - Diana Shipping Inc. (NYSE: DSX) today announced the pricing of the previously announced underwritten public offering of 10,500,000 shares of common stock at $17.00 per share. The offering consists of 8,250,000 shares of common stock that will be sold by the Company, and 2,250,000 shares of common stock that will be sold by certain of the Company's stockholders.

J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as joint bookrunning managers. In connection with the offering, the underwriters have been granted a 30-day option to purchase from the Company up to 1,575,000 additional shares of common stock to cover any over-allotments.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offering of these securities will be made only by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002 or Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897.

About Diana Shipping Inc.

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                    #   #   #

                                                                    Exhibit 99.3



                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          We estimate the expenses in connection with the issuance and distribution of our common stock in the underwritten public offering of 10,500,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) as further described in the prospectus supplement dated March 28, 2007 and accompanying base prospectus, other than underwriting discounts and commissions, to be as follows:



Printing and Engraving Expenses...........................      200,000
Legal Fees and Expenses...................................      150,000
Accountants' Fees and Expenses............................       50,000
NYSE Supplemental Listing Fee.............................       25,000
Blue Sky Fees and Expenses................................       25,000
Transfer Agent's Fees and Expenses........................       20,000
Miscellaneous Costs.......................................       30,000
Total.....................................................     $500,000

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           DIANA SHIPPING INC.
                                               (registrant)


Dated:  April 2, 2007                      By:  /s/ Anastassis Margaronis
                                                --------------------------
                                                Anastassis Margaronis
                                                President








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